OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

CONC-STEEL Inc.

250 Palm Coast Pkwy. N.E.
Suite 607-330
Palm Coast, FL 32137

www.conc-steel.com



6666 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

<p style="text-align: center;">THE OFFERING</p>

Maximum 71,333 shares* of Common Stock ($106,999.50)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 6,667 shares of Common Stock ($9,999.00)

Company	CONC-STEEL Inc.
Corporate Address	250-Palm Coast Pkwy. N.E., Ste. 607-330, Palm Coast, FL 32137
Description of Business	CONC-STEEL Inc. is a construction product manufacturing company specializing in building materials for creating structures resistant to HURRICANE-FORCE WINDS and high velocity impact events. These include custom-designed, insulated panels for walls and roof (wind rated to 250 mph), metal posts, beams and trusses.
	The Product has been designed and been reviewed by a licensed structural engineer who signed off on it for use in environments with winds up to 250 mph. We are currently working with a testing lab to certify the product with the Florida Building Commission as a hurricane resistant building product. The funds from this capital raise will be used in part to cover the expense of certification and to acquire the necessary machinery to begin production.
	CONC-STEEL has already established relationships with the manufacturer of the production equipment, and they have stated that the necessary modifications to their equipment will be both possible and relatively simple to effect. CONC-STEEL will manufacture its own trusses, beams and posts using industry standard techniques. The necessary equipment will also be purchased or leased based on the proceeds of this funding round. Prototypes of the panel connectors have been produced.

Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1.50/share
Minimum Investment Amount (per investor)	$300.00

Perks*

$10,000+ — Investors of at least $10,000 will be eligible to receive dinner with the founder and President, John Koszalkowski.

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

CONC-STEEL Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 200 shares of Common Stock at $1.50 / share, you will receive 20 bonus shares, meaning you'll own 220 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

CONC-STEEL Inc. plans to manufacture metal trusses, posts and beams as well as exterior panels for walls and roofing. The company plans to become a wholesale supplier to the construction industry. Our premier product invented by the company president and founder, John Koszalkowski, will be a custom designed and wind rated to 250 mph (patent pending) CONC-STEEL panel. It will be rated to R20 or above, made from wire mesh steel, and fire/insect resistant, polystyrene insulation. These products will be delivered to the residential or commercial construction site. They will then be assembled to form the design of the building and concrete is poured into the mold to form a monolithic shell with walls, foundation, and roof being a single element of reinforced concrete to withstand extreme weather conditions. The company's philosophy is to provide protection for people and their possessions in catastrophic weather conditions.

Sales, Supply Chain, & Customer Base

CONC-STEEL daily production, from just one factory, can produce, ten (10) avg. homes per day. However, our goal is not only to own multiple factory locations here in the US but also become a GLOBAL producer of CONC-STEEL products, through FRANCHISE ownership. We plan to be selling to developers, contractors and builders, as well as individuals and organizations needing to build residential, industrial or commercial buildings.

Competition

CONC-STEEL Inc's competition is your traditional supplier of exterior products, such as wood, block or form poured concrete. They are Innova Eco Building Systems, A-I Block Corporation and Cemex Materials, LLC. We are price comparable or less with our competition. Our challenge to overcome the traditional building methods will be marketing to architects, designers, builders and developers as well as the consumer. Our expert marketing team will use today's technology to include internet, social media, trade shows and direct contact to bring awareness of providing SAFE structures with a new way of building with CONC-STEEL products for residential and commercial construction.

Liabilities and Litigation

The company has taken on $80,000 in debt for the maintenance of real property held by the company. This loan was received from the Apex Mortgage Corp.

The team

Officers and directors

John S. Koszalkowski	President, Founder, Director & Inventor

John S. Koszalkowski
John S. Koszolkowski leads the CONC-STEEL team as Founder, Inventor, Director and President. With over 20 years experience in Florida construction industry as a builder and developer. His most recent project (European Village Resort) is well documented on the web. Mr. Koszalkowski held several high-level positions with major corporations in manufacturing, distribution and finance, and was Controller for a

Chemical Manufacturer. From 2015 to present John has been officially retired, but has been working for CONC-STEEL as his primary role since its inception in 2018.

Number of Employees: 4

Related party transactions

The company has not conducted any related party transactions.


RISK FACTORS


These are the principal risks that related to the company and its business:

- **In general, investing in a company is a financial risk.** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
- **Projections** There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.
- **Valuation** The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.
- **Transferability** Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the Common Stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.
- **Illiquid Investment** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or

it may happen at a price that results in you losing money on this investment.

- **Future Funding** We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

- **Use of Funds** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- **Minority Shareholder** The Common Stock that you are buying have voting rights attached to them. However, you will be part of the minority shareholders of the company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out

- **Liability Prone** The Company is involved in the construction industry and is a supplier of products with the facets of construction. Despite the fact that the Company takes all proper and necessary requirements to avoid any legal issues, Company may still be involved in lawsuits simply due to its involvement in a project that is at issue. The company believes in and stands by its products and will protect itself if such an issue should arise. However, these potential lawsuits can harm the business projections of the Company and therefore may harm your investment in the company.

- **Third Parties** We will rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution created through our future franchise plan. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our overall operations and we may have little or no beneficial recourse to recover non-monetary damages for these losses. A possible disruption in our original or these key franchise suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our future reliance on third parties and their performance.

- **Competition** We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.
- **Prototype Stage** We are currently in a prototype stage and our full products may not ever be produced as mass scale due to many variables such as funding, concept design, and/or operational challenges.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- John S. Koszalkowski, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 2,666,667

  The Company is authorized to issue up to 40,000,000 shares of common stock. There are a total of 2,666,667 shares currently outstanding.

  #### Voting Rights

  The holders of shares of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

  #### Dividend Rights

  Holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

  #### Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any future classes, if any are ever authorized, of outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by the rights of the holders of any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-08-21.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the acquisition or founding of a production facility, which we do not anticipate occurring until September 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 6 months without revenue generation.

At the $106,999.50 level, this offering will provide the funding needed to permit the continued operation for the next six (6) months while the firm arranges financing for the purchase or development of a manufacturing facility for the product. This amount will cover start-up expenses, salaries for office staff, and marketing expenses during this time period.

A minimum raise of $9,999.00 would allow the firm to cover operational and marketing expenses for two (2) months while continuing to solicit additional investments from national and international investors.

Financial Milestones

The company is investing for continued growth of the brand and the expansion of production facilities.

The Company's first priority is to secure plant and equipment to begin manufacturing panels and structural materials. Several sites are currently under consideration in the Palm Coast, Florida area. Used equipment is also available in the Southeast, which will minimize delivery time and expense, however new equipment is also available, which would simplify customization. The company will use the initial site for manufacturing, inventory storage, and order assembly. This facility will open in the fall of 2018.

The Company will pursue sales both through area builders, developers, architects and contractors (B2B), as well as direct sales to individual, corporate and municipal clients (B2C). Initial sales efforts will focus on areas regularly threatened by hurricanes.

As sales volume dictates, the Company will open at least on additional plant in the Southeast before pursuing further expansion through franchising, generating additional revenue through franchise fees, equipment brokerage, and training services.

Liquidity and Capital Resources

The proceeds from this offering will be used to meet the start-up, marketing, and operational expenses of the Company. Depending on the amount raised, they may also be used in conjunction with the acquisition of capital equipment and production facilities, as well as further development of the Company's product line.

The Company holds capital assets, including intellectual property valued at $2 million, as well as real estate valued at over $2 million, the latter of which can be used to secure loans and/or lines of credit sufficient to finance planned operations and investments for up to two (2) years.

The Company plans to operate production facilities in the Southeast region of the U.S. Expansion will proceed both nationally and globally through franchising.

If the company is successful in this offering, we will seek to continue to raise capital up to $1,070,000 under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

The proceeds from this offering will be used to meet the start-up, marketing, and operational expenses of the Company. The Company is seeking to raise a minimum of $9,999.00 and up to $106,999.50 (overallotment amount) in this offering through Regulation Crowdfunding. If we reach our overallotment amount, funds raised may also be used in conjunction with the acquisition of capital equipment and production facilities, as well as further development of the Company's product line.

The Company holds capital assets, including real estate valued at over $2 million, which can be used to secure loans and/or lines of credit sufficient to finance planned operations and investments for up to two (2) years. The Company plans to operate production facilities in the Southeast region of the U.S. Expansion will proceed both nationally and globally through franchising.

Additional U.S. and international investors may provide capital for start up expenses, research and development expenses, capital expenditures, operating expenses, and other financial requirements.

If the company raises at least $9,999.50, but not the full target amount, it will use the money for marketing and operations while pursuing other avenues for funding, including debt issuance, equity, or other methods open to the Company.

Indebtedness

The company has taken on $80,000 in debt for the maintenance of real property held by the company. This loan was received from the Apex Mortgage Corp. The equity loan is secured by real property. It carries an interest rate of 6% and matures on March 10, 2030.

Recent offerings of securities

None

Valuation

$4,000,000.50

CONC-STEEL Inc. at its corporate office in Palm Coast, FL owns two million dollars ($2,000,000) in real estate holdings. There are twenty-three (23) properties which encompass these holdings. In addition, present value of our license and option to be assigned the patent pending, CONC-STELL 250 panel is valued at ($2,000,000). Therefore, we believe our valuation is $4,000,000.50 *In the future, the valuations will be based on present value of total corporate holdings plus total net profits from sales.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$9,999	$106,999.50
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,399	$100,579.50
Use of Net Proceeds:		
R& D & Production	$1,399	$20,000
Marketing	$3,000	$20,000
Working Capital	$5,000	$40,579.50

Legal (I.P.)	$0	$10,000
Development	$0	$10,000
Total Use of Net Proceeds	$9,399	$100,579.50

The proceeds from this offering will be used to meet the start-up, marketing, and operational expenses of the Company. The Company is seeking to raise a minimum of $9,999.00 and up to $106,999.50 (overallotment amount) in this offering through Regulation Crowdfunding. If we reach our overallotment amount, funds raised may also be used in conjunction with the acquisition of capital equipment and production facilities, as well as further development of the Company's product line.

The Company holds capital assets, including real estate valued at over $2 million, which can be used to secure loans and/or lines of credit sufficient to finance planned operations and investments for up to two (2) years. The Company plans to operate production facilities in the Southeast region of the U.S. Expansion will proceed both nationally and globally through franchising.

With a minimum raise of $9,999.00, the Company will use the funds for current expenses and to meet the expenses of additional fundraising through debt issuance, equity or other methods available to the Company, including fees associated with debt funding secured by real property in the Company's possession.

If the company meets the $106,999.50 goal, the funds will be used for the following:

- $20,000 on product R&D, including engineering fees for certification of the product as "Hurricane Proof" through a Florida-based testing lab.

- $10,000 on legal fees associated with finalizing patent protection for the product.

- $20,000 on development of marketing material, digital advertising and strategy.

- $10,000 on development of Production Plant and purchase of capital assets.

- $40,579.50 on working capital.

Irregular Use of Proceeds

The Company does not anticipate incurring any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.conc-steel.com/reports/financial/annual labeled "annual report". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR CONC-STEEL Inc.

[See attached]

I, _John S. Koszalkowski_ (Print Name), the _President_ (Principal Executive Officers) of Conc-Steel, Inc. hereby certify that the financial statements of Conc-Steel, Inc and notes thereto since inception for the periods ending August 21, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The company was not in existence in the previous tax year

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _8/21/18_ (Date of Execution).


_____ (Signature)

President _____ (Title)

_8/21/18_ _____ (Date)

CONC-STEEL, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
JUNE 4, 2018 TO AUGUST 21, 2018

Conc-Steel, Inc.
Index to Financial Statements
(unaudited)


CONC-STEEL, INC.
BALANCE SHEETS
FOR JUNE 4, 2018 to AUGUST 21, 2018
(unaudited)


ASSETS

Current Assets

Checking/Savings	$	80,000
Total Current Assets		80,000
Fixed Assets		
Property 1		2,000,000
Property 2		2,000,000
Total Fixed Assets, net		4,000,000
Other Assets		-
TOTAL ASSETS		**4,080,000**

LIABILITIES & EQUITY

Current Liabilities

Accounts Payable		-
Total Current Liabilities		-
Long Term Liabilities		
Long term debt		80,000
Total Long Term Liabilities		80,000
Total Liabilities		80,000
Equity		
Contribution		4,000,000
Retained Earnings/(Deficit)		-
Total Equity		4,000,000
TOTAL LIABILITIES & EQUITY	**$**	**4,080,000**

CONC-STEEL, INC.
STATEMENTS OF OPERATIONS
FOR JUNE 4, 2018 to AUGUST 21, 2018
(unaudited)

Revenue	$	0 -
Costs and expenses:		
Marketing and sales		0-
General and administrative		0-
Total costs and expenses		0-
Income from operations		0-
Interest and other income (expense), net		0-
Income before provision for income taxes		0-
Provision for income taxes		0-
Net income	$	0-

CONC-STEEL, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR JUNE 4, 2018 to AUGUST 21, 2018
(unaudited)

	Common stock		Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount		
Inception (June 4, 2018)	-	$ -	$ -	$ -
Contribution	2,666,667	4,000,000	0-	4,000,000
Net income (loss)		-	-	-
	-	4,000,000	-	4,000,000

6

CONC-STEEL, INC.
STATEMENTS OF CASH FLOWS
FOR JUNE 4, 2018 to AUGUST 21, 2018
(unaudited)

Cash Flows From Operating Activities		
Net Income	$	0-
Net Cash Used in Operating Activities	$	0-
Cash Flows From Financing Activities		
Long Term Loan	$	80,000
Increase in Cash and Cash Equivalents		
Cash and cash equivalents, beginning of period	$	-
Cash and cash equivalents, end of period	$	80,000
Supplemental Disclosures of Cash Information:		
Cash paid for interest	$	0 -
cash paid for income taxes	$	0 -
Non Cash Investing and Financing Activities:		
Subscription Receivable	$	0 -

*As of June 4, 2018, $4,000, 000 of assets were contributed by the owner in return of Equity.

NOTE 1 – NATURE OF OPERATIONS

CONC-STEEL, Inc. was formed on June 4, 2018 ("Inception") in the State of Florida. The financial statements of CONC-STEEL, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Palm Coast, Florida.

CONC-STEEL, Inc. will manufacture and sell an insulated wall panel system consisting of concrete formwork constructed from rigid insulation and steel reinforcing for the construction of hurricane-resistant buildings

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
>
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
>
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of August 21,2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of insulated formwork panels and structural steel framing members and trusses when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Florida state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has taken on $80,000 in debt for the maintenance of real property held by the company. This loan was received from the Apex Mortgage Corp., 1 Walnut Grove Drive, Suite 300 Horsham, PA 19044

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 40,000,000 shares of our common stock with par value of $0.10002. As of August 21, 2018, the company has currently issued 2,666,667 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 4, 2018 through August 21, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Conc-Steel Inc. is pending **StartEngine Approval.**

PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal



Conc-Steel Inc.

Hurricane-Resistant Construction Systems

Small OPO · Palm Coast, FL · Engineering
Accepting International Investment

Overview Team Terms Updates Comments Share

Durability, Reliability, and Safety for Residential and Commercial Construction

Invest in Conc-Steel

In 2017, natural disasters cost the United States close to $306 billion in damages. From near record-breaking rainfall in California, to catastrophic hurricanes in Texas, to devastating wildfires (also California), to one of the worst natural disasters to impact Puerto Rico (which left thousands without power and an estimated 3,000 people dead), we believe it's clear that our building methods must evolve.

While finding ways to better track oncoming natural disasters and other environmental crises is necessary, we believe insuring the integrity for our homes and businesses is even more crucial. But, the reality is most residential and commercial properties are simply ill-equipped for the rapidly changing environment.

CONC-STEEL is prepared to step in and change the status quo in the construction industry with its ability to create building products based on a patent-pending insulated construction method that offers a new level of protection against severe winds and other extreme weather. CONC-STEEL holds a renewable exclusive license from Founder John Koszalkowski to produce panels based on the technology for two (2) years with an option to purchase the patent outright at the end of that period.

The Problem:
Traditional building techniques that rely on wood framing, where nails connect walls, floors and roofs, often fail under the stress of high wind conditions. Walls built from plywood, insulation and drywall can be pierced by the debris thrown by hurricane-force winds. Roofs can be ripped from buildings, and buildings themselves can be torn from their foundations.

The Solution:
We offer an alternative to these construction techniques that produces buildings that can withstand wind conditions traditional frame and even block construction cannot, while remaining cost-competitive. Our founders possess years of experience in entrepreneurship, product development, design, commercial and residential construction, and land development. We believe we have the







skills, savvy, and know-how to reimagine and revolutionize the building process from the ground up.

Your investment will enable us to help more people protect themselves and their personal property. In our opinion, our construction products provide the chance to save millions (even billions) of dollars in private and taxpayer money for repairs and reconstruction costs for destroyed buildings after a catastrophic weather events. With these advantages we plan to build a global company with regional factories around the world producing products for their local markets.

The Offering

Investment

$1.50/share | When you invest you are betting the company's future value will exceed $5.4M.

Perks*

$10,000+ — Investors of at least $10,000 will be eligible to receive dinner with the Founder and President, John Koszalkowski. John will host a private dinner at an exclusive local eatery at his expense to discuss any aspects of the Company and its plans for the future.

**All perks occur after the offering is completed.*


These Offerings are eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Development Stage

The Product has been designed and been reviewed by a licensed structural engineer who rated it for use in environments with winds up to 250 mph. We are currently working with a testing lab to certify the product with the Florida Building Commission as a hurricane resistant building product. The funds from this capital raise will be used in part to cover the expense of certification and to acquire the necessary machinery to begin production.

CONC-STEEL has already established relationships with the manufacturer of the production equipment, and they have stated that the necessary modifications to their equipment will be both possible and relatively simple to effect. CONC-STEEL will manufacture its own trusses, beams and posts using industry standard techniques. The necessary equipment for this will also be purchased or leased based on the proceeds of this funding round. Prototypes of the panel connectors have been produced and are in pre-production.

How It Works

The basis of CONC-STEEL is its panelized formwork system. Each panel comprises two sections of rigid insulation held apart from each other to form a continuous void. Within this void is a latticework of steel reinforcement and mechanical ties that hold all the pieces in relative position to one another.

Once a foundation or slab has been prepared, interior structural supports consisting of metal posts, beams, and trusses are installed to brace the exterior shell. CONC-STEEL will manufacture its own trusses to distribute the weight of the concrete roof panels, which are formed in a continuous pour with the walls. With this skeleton in place, the panels are assembled at the site to create an insulated mold of the walls and roof of a building. These panels can include many architectural and structural details, such as pilasters and corbels. The steel reinforcing from adjoining panels are connected, and the seams between the panels are heat sealed.


WATER PROOF ROOF TREATMENT
REBAR
END CAP
STEEL REINVORCING MESH
POURED CONCRETE
POLYSTYRENCE OR SIMILAR FOAM
WALL TREATMENT STUCCO OR OTHER
REBAR
CONCRETE SLAB



When concrete is poured into the panel cavities, it creates a continuous building envelope; a monolithic, integrated unit. The entire structure provides ballast against whatever wind or tidal forces may come.

CONC-STEEL also will manufacture shutters, structural metal posts,



beams, and trusses, and distribute reinforced storm windows, shutters, and doors to complete the protective shell. Together these elements create buildings that can resist wind, debris, water infiltration, and fire. The combination of concrete and polystyrene panels also minimizes thermal exchange, minimizing heating and cooling costs and reducing our buildings' environmental footprints.

Our Mission: To provide building products that allow clients to keep themselves, their families and their property safe during catastrophic environmental events.

CONC-STEEL Plans to Set a New Standard



We believe CONC-STEEL represents a new standard for safety in industrial, commercial, and residential construction. Our reinforced, insulated formwork allows builders to construct an energy efficient building envelope that can withstand the power of violent storms, wildfires and impact events at a price competitive with standard frame or block construction methods.

Our Key Advantages

Quick, Easy Assembly

Our formwork panels can be assembled more easily and quickly at a building site than existing block-sized forms. The integrated reinforcing saves the labor usually associated with manually placing rebar into formwork. Trusses, posts and beams matched to the bearing requirements of the building are also provided.

Ease of Transport

Since these panels are much lighter weight than completed concrete panels, they are much less expensive to move to a site, and do not require the heavy equipment needed to assemble "tilt-up" panels, avoiding significant sources of both cost and physical risk associated with that technique.

Highly Cost Efficient

Labor costs can be shifted from highly-skilled, heavy-equipment operators and masons to less expensive, lower-skilled workers. CONC-STEEL will allow contractors to accelerate their production schedules and lower their labor and liability expenses, while providing buildings that exhibit the highest levels of security and protection.

Our Features and Benefits are Unparalleled

Unique & Customized

Our panels are custom made to conform to the design of each building. So, rather than becoming another constraint to the design process, the CONC-STEEL system simplifies the realization of our clients' design intentions.

Cool and on the Cutting Edge

CONC-STEEL walls don't only provide protection from extreme weather events. The structural core of our panels resists fire and infestation, and is not vulnerable to many climate-related threats. Our buildings are better able than those made with traditional construction techniques to stand up to environmental hazards.

Innovative Technology

Our panels can be configured to provide different thicknesses of insulation, concrete, or steel reinforcement, and can be produced in lengths up to the maximum that can be transported to a site on currently available vehicles.

Never Before Seen Features

CONC-STEEL panels reduce the amount of on-site labor it takes to produce a reinforced concrete building by eliminating the need to hire on-site crews to install insulation, vapor barriers, wiring conduits and other features that can be manufactured to higher tolerances less expensively in the factory.

Our Products & System Will Keep Your Property Intact Even in the Most Severe Weather

Often, **roofs are the focal point of destruction in an extreme wind event.** Overhangs, provide a surface for winds to push up against, and updrafts can lift a roof partially or completely off, providing an entrance for wind and rain that will lead to further building failures in addition to the destruction of any property inside.

CONC-STEEL roof panels are integrated with the walls rather than simply being connected. The entire shell is anchored to the foundation as well as to the structural metal of the post, beams and trusses. The outcome? An entire building structure made to be highly resistant to severe weather.



1 LAYER OF WELDED WIRE MESH (COVERED WITH SIDING OR STUCCO)
POLYSTYRENE CORE
1 LAYER OF WELDED WIRE MESH
POURED CONCRETE INTERIOR CORE
1 LAYER OF WELDED WIRE MESH
POLYSTYRENE CORE
METAL FURRING
POLYSTYRENE CORE
METAL TRUSS WIRING
UP TO 250 M.P.H. WIND RATING

CONC-STEEL 250 - WALL DETAIL
NOT TO SCALE

250 MPH Winds? We Have You Covered



The 2017 Hurricane season was the most expensive on record. Between Harvey, Maria, and Irma, the U.S. experienced more than $200 billion in damage from these storms.

In Puerto Rico, hurricane winds reached over 155 miles per hour, destroying a massive segment of built structures across the Island, and leaving thousands without power or shelter. An estimated total number of more than 1,000 people died.

Scientists predict that hurricanes and other natural disasters will only get worse in a world that keeps getting hotter. We believe that working together to reduce the effects of global warming is not enough. **We must arm our communities with the properly reinforced buildings to protect what is near and dear to us.**

Rather than cleaning up after destruction has occurred and rebuilding, we can prevent destruction in the first place. CONC-STEEL has the solution and is prepared to implement it.

CONC-STEEL's Protection Only Begins with Wind

Alhough extreme winds (hurricanes, tornadoes, and severe storms) are the principal cause of widespread damage to properties, they are certainly not the only risk. In October 2017, wildfires in Northern California, dubbed the "Northern California Firestorm," caused major destruction, leaving entire neighborhoods in ruins. In total, 245,000 acres were destroyed by the series of 250 wildfires that burned across the state.



Because of the sudden nature of these fires, residents had only minutes to escape their homes, many with nothing more than the clothes on their back, and a phone. After the fires ended, evacuees returned to find they were left only with memories of the properties that they had raised their families within.

CONC-STEEL can help reduce the tragic loss of homes and property due to fire, so people can return to find their homes, their belongings, and their lives intact.

Rewarding and Lucrative Industry

Our product has the potential to touch thousands—if not millions—of



lives across the country in a positive way. Knowing that we can protect families and business owners' assets, history, and memories is a very special thing.



Each production line for CONC-STEEL panels is able to produce materials to build ten typical houses each day at full capacity. We project reaching full capacity for our first facility by year end 2019.

In a recent report from Market Research Hub, the global construction industry is expected to grow 4.2 percent from 2018 to 2023; including more project opportunities in residential and nonresidential infrastructure.



Similarly, the incident and emergency management market size is projected to expand from USD 93.44 billion in 2018 to USD 122.94 billion by 2023, at a Compound Annual Growth Rate (CAGR) of 5.6%.

By the end of 2019, CONC-STEEL plans to be able to deploy equipment and open production facilities in locales devastated by natural disasters and begin helping communities to rebuild critical housing stock. Working with local governments and aid agencies, we expect to be able to open new facilities in as little as three months after hurricanes, tsunamis or other events, allowing communities to recover and rebuild "better and stronger."

The increase in the number of natural disasters from a variety of sources is a key factor in CONC-STEEL's projected growth.

Our company is prepared to become a leader in both construction, and the growing emergency management space.

Our Initial Phases

CONC-STEEL's Founder John Koszalkowski filed for a provisional patent for construction panels in May 2018, and anticipates submitting the full patent later in 2018. CONC-STEEL holds a renewable exclusive license to produce panels based on the patent pending technology for two (2) years with an option to purchase the patent outright at the end of that period. We have met with equipment manufacturers to determine the best avenue for producing the panels. Existing, available industrial equipment will require only minor modification, making it possible to deploy new plants around the globe in relatively short order.



We are currently pursuing certification for our panels as construction products, a designation that will greatly reduce the amount of engineering review required for each building. To date, engineering analysis has determined that our product meets the proper design parameters for windspeeds of up to 250 mph.

"Building back better and stronger after a natural disaster is one of the most effective ways of ending the cycle of poverty and vulnerability that can trap people and communities. [. . .]   As climate change increases in intensity and impacts grow, we need to place an even greater priority on supporting countries with more resilient, swift and inclusive recovery and reconstruction processes."

John Roome
Senior Director, Climate Change, World Bank Group

CONC-STEEL: A Sound Decision

Environmental disasters are forecast to continue increasing. CONC-STEEL is prepared to safeguard our communities with our state of the art product.

Imagine reducing the cost to families, government agencies, and insurers when natural disasters strike because buildings are constructed to withstand nature's fury.



Imagine a family returning to their home after a hurricane or fire to find that their irreplaceable mementos are waiting for them unharmed.

We plan to revolutionize how buildings are built. With your investment, CONC-STEEL will have the financial capital necessary to move forward in its mission to protect our communities.

CONC-STEEL represents a new standard for safety in industrial, commercial, and residential construction. Our reinforced, insulated formwork and custom manufactured posts, beams and trusses allow builders to construct an energy efficient building envelope that can withstand the power of violent storms, wildfires, and other impact forces to a degree not previously available at a price competitive with standard frame construction methods.



Our Journey Begins

After two successive years of hurricane devastation in the U.S., John begins reconsidering a long-simmering product idea: steel reinforced concrete panel construction

February 2018

Provisional Patent licensed from Founder

CONC-STEEL, Inc. obtains an exclusive license to manufacture CONC-STEEL 250 panels.

August 2018

Acquire or Build out, our own Truss Company - in or Near Palm Coast Florida

(Anticipated)

October 2018

First CONC-STEEL residential or commercial building fully manufactured.

(Anticipated)

December 2018

June 2018

Incorporation

CONC-STEEL Inc., is incorporated.

September 2018



Small OPO, Launched on StartEngine

November 2018

Certification

CONC-STEEL 250 panels complete testing and certification as construction products, making it easier for builders and architects to specify the use of the panels on building projects. (Anticipated)

Meet Our Team





John S. Koszalkowski

President, Founder, Director & Inventor

John S. Koszolkowski leads the CONC-STEEL team as Founder, Inventor, Director and President. With over 20 years experience in Florida construction industry as a builder and developer. His most recent project (European Village Resort) is well documented on the web. Mr. Koszalkowski held several high-level positions with major corporations in manufacturing, distribution and finance, and was Controller for a Chemical Manufacturer. From 2015 to present John has been officially retired, but has been working for CONC-STEEL as his primary role since its inception in 2018.



Alan M. Overton

Director of Engineering and Design

Alan M. Overton, M. Arch., M.B.A. comes to CONC-STEEL from an agricultural technology start-up, where he was instrumental in attracting seed capital and initial funding in excess of $1 million. While there, he also conducted research and designed new remote sensor-based agricultural products, as well as a forestry risk-assessment system designed to predict the risk high wind posed to trees.   Prior to this foray into ag tech, Alan worked as an architectural designer for a national firm based out of Atlanta, GA, and later as a project manager and designer at an A/E firm specializing in military and municipal building projects.   Before this, Alan served as compliance officer and registered principal at two financial services firms.





Gary Tufford

Director of Sales, Marketing, and Media

Gary Tufford has participated in multiple start-up ventures. After his retirement from pro football in 1980, Tufford entered the world of television broadcasting and helped form the PTL Television Network in Toronto. After a successful run with the network he formed his own production company and produced projects for networks and corporate clients across the country. Upon his return to the U.S. he was involved in the formation and development of five professional sports leagues and multiple teams. Tufford brings a wealth of business, marketing and technical skill to the company. He has a permanent home in Tampa, Fl and has had a home and business office in Palm Coast, the home of Conc-Steel, Inc.



John Anthony

Sales Manager

John A. Koszalkowski, Sales Manager, joins CONC-STEEL from a large contracting firm specializing in concrete restoration of commercial buildings operating off the coast of Daytona and Ormond Beach. Prior to commercial projects he managed high-end sales of exterior and interior products for home improvement. In addition to sales John worked with professional residential contractors, where he learned . John also has extensive sales experience working with large volume dealerships in the automotive industry throughout Georgia and Florida.

Offering Summary

Maximum 71,333 shares* of Common Stock ($106,999.50)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 6,667 shares of Common Stock ($9,999.00)

Company	CONC-STEEL Inc.
Corporate Address	250-Palm Coast Pkwy. N.E., Ste. 607-330, Palm Coast, FL 32137
Description of Business	CONC-STEEL Inc. is a construction product manufacturing company specializing in building materials for creating structures resistant to HURRICANE-FORCE WINDS and high velocity impact events. These include custom-designed, insulated panels for walls and roof (wind rated to 250 mph), metal posts, beams and trusses. The Product has been designed and been reviewed by a licensed structural engineer who signed off on it for use in environments with winds up to 250 mph. We are currently working with a testing lab to certify the product with the Florida Building Commission as a hurricane resistant building product. The funds from this capital raise will be used in part to cover the expense of certification and to acquire the necessary machinery to begin production. CONC-STEEL has already established relationships with the manufacturer of the production equipment, and they have stated that the necessary modifications to their equipment will be both possible and relatively simple to effect. CONC-STEEL will manufacture its own trusses, beams and posts using industry standard techniques. The necessary equipment will also be purchased or leased based on the proceeds of this funding round. Prototypes of the panel connectors have been produced.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1.50/share
Minimum Investment Amount (per investor)	$300.00

Perks*

$10,000+ — Investors of at least $10,000 will be eligible to receive dinner with the founder and President, John Koszalkowski.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

CONC-STEEL Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 200 shares of Common Stock at $1.50 / share, you will receive 20 bonus shares, meaning you'll own 220 shares for $300.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company does not anticipate incurring any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Conc-Steel Inc. to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post





VIDEO TRANSCRIPT (Exhibit D)

Onscreen text:

The climate is changing. Our buildings have to adapt to survive." John Koszalkowski, Inventor & Founder.

News Broadcaster(over scenes of destruction caused by various weather events): Okay, we've got a top story for you this morning. It's something we'll be watching very closely. This deadly bomb cyclone that's impacting the Northeast has knocked down trees. They are destroying homes.

Onscreen text:

Hurricanes

Floods

Wildfires

Tornadoes

Introducing: CONC-STEEL, Inc.

New & innovative solutions for the global construction market.

Weather-defensive building construction system.

A complete structural system delivered to you building site consisting of

- Metal Posts and Beams

- Steel Trusses

- Custom designed wall and roof panels

Featuring the Factory Made CONC-STEEL 250 Wall/Roof panel.

Three Layers of Welded Steel Mesh

Two Layers of Rigid Polystyremne Insulation

A reinforced concrete core

With metal furring

Continuous top to bottom poured concrete roof & wall panels

Totally interlocked multi-layered system panel with poured-concrete core

Voice over:

The CONC-STEEL 250 Wall and Roof panel system is a patent pending panel that is made in the CONC-STEEL factory made and delivered to your site ready for installation. Once the panels are locked into place, the inner layer is ready to accept poured concrete which will form the inner core. Surrounding that core are multiple layers, each consisting of polyfoam isulation, steel mesh, trusses, and metal furring supports.

Another unique feature of the CONC-STEEL 250 panel is its ability to be used as a roof panel using the same poured-concrete technique as the walls. The CONC-STEEL 250 panel is rated to withstand 250 m.p.h. winds, and resist flooding, fire and extreme temperatures.

The CONC-STEEL 250 wall and roof panel is truly a better panel for a more secure future

Onscreen text:

Regionally sourced steel & supportig products adhering to the highest standards and codes

- Patent Pending Design

- 250 MPH Wind Rated

- Water-proof barrier

- Eco-friendly products

-Cost effective

Building a More Secure Future

CONC-STEEL, Inc.

Palm Coast Florida

386-246-7778

sales@conc-steel.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.